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                                                                 EXHIBIT (a)(10)


                               [COHR LETTERHEAD]


Raymond E. List
PRESIDENT AND CHIEF EXECUTIVE OFFICER

                                                                February 8, 1999

To the Stockholders of COHR Inc.:

         I am pleased to report that on February 5, 1999, COHR Inc. (the "Company") entered into an Amended and Restated Plan and Agreement of Merger (the "Amended Merger Agreement") with TCF Acquisition Corporation, a Delaware corporation (the "Purchaser"), a wholly-owned subsidiary of Three Cities Fund II, L.P. and Three Cities Offshore II, C.V., that provides for the acquisition of all of the common stock, par value $0.01 per share, of the Company (the "Shares" or, individually, a "Share") by the Purchaser at a price of $6.50 per Share net to the seller in cash, without interest, a significant improvement over the Purchaser's previous offer. In response to a proposal by a third party to purchase the Company, the Purchaser modified its outstanding tender offer to, among other things, increase the price to $6.50 per Share (the "Revised Offer"), and such offer has been extended and is currently scheduled to expire at 12:00 midnight, Eastern Standard Time, on February 24, 1999, unless it is further extended.

         Following the successful completion of the Revised Offer and upon approval by stockholder vote, if required, the Purchaser will be merged with and into the Company (the "Merger"), and all Shares not purchased in the Revised Offer will be converted into the right to receive, without interest, an amount in cash equal to $6.50 per Share.


         YOUR BOARD OF DIRECTORS HAS UNANIMOUSLY APPROVED THE TERMS OF THE AMENDED MERGER AGREEMENT, THE REVISED OFFER AND THE MERGER, DETERMINED THAT THE REVISED OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE HOLDERS OF SHARES AND RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE REVISED OFFER AND TENDER THEIR SHARES PURSUANT TO THE REVISED OFFER. MESSRS. UHRIG AND WRIGHT DID NOT PARTICIPATE IN SUCH MEETING SINCE THEY ARE AFFILIATED WITH THE PURCHASER.


         Accompanying this letter is a copy of the Company's Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company with the Securities and Exchange Commission. The Board of Directors of the Company has received an opinion of Lehman Brothers Inc., financial advisor to the Company, as to the fairness from a financial point of view of the $6.50 per Share cash consideration to be offered to the holders of Shares (other than the Purchaser and its affiliates) in the Revised Offer and the Merger.

         Please refer to the Offer to Purchase, as supplemented, and related materials of the Purchaser, including a Letter of Transmittal (as amended) for use in tendering Shares. These documents were sent to you under separate cover by the Purchaser and set forth the terms and conditions of the Revised Offer and provide instructions as to how to tender your Shares.

         WE URGE YOU TO READ CAREFULLY EACH OF THE ENCLOSED MATERIALS AND THE MATERIALS SENT TO YOU BY THE PURCHASER.

         The management and directors of COHR Inc. thank you for the support you have given the Company.


                                        Sincerely,



                                        Raymond E. List
                                        President and Chief Executive Officer